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                                                                 Exhibit 99.03
NEWS RELEASE


                                                 INDUSTRIAL SCIENTIFIC
--------------------------------------------------------------------------------
                                                       CORPORATION

Date:    November 14, 1996                             1001 Oakdale Road
                                                       Oakdale, PA 15071-1500
Release: Immediately                                   USA
                                                       (412) 788-4353
Contact: James P. Hart, Vice President Finance         1-800-DETECTS (338-3287)
         Chief Financial Officer                       FAX (412) 788-8353
         412-788-4353

     INDUSTRIAL SCIENTIFIC CORPORATION ANNOUNCES STOCK REPURCHASE PROGRAM

PITTSBURGH, PA--November 14, 1996--Industrial Scientific Corporation (NASDAQ/NMS symbol: ISCX) announced today that its Board of Directors has authorized the repurchase of up to 10%, or 337,500 shares of its issued and outstanding common stock from time to time in the open market or in privately negotiated transactions.

Kent D. McElhattan, President and CEO, commented, "We believe this repurchase will enhance shareholder value by increasing earnings per share and book value of the remaining outstanding shares. The Board believes that Industrial Scientific stock is currently undervalued by the marketplace and represents an excellent investment opportunity for the Company.

"Recently, Industrial Scientific completed the acquisition of the Systems Division of McNeill International and reported increased earnings for the third quarter. These two events, combined with this repurchase program show that Industrial Scientific is taking action to positively impact shareholder value."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments and other technical products for the preservation of life and property.